Exhibit 99.1

HiSoft Reaffirms Third Quarter and Full Year 2012 Guidance

BEIJING, China, October 31, 2012 — HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today reaffirmed previously issued guidance for the third quarter ended September 30, 2012 and full year 2012, in advance of the extraordinary general meeting of HiSoft shareholders, which is scheduled to occur at 9:00 a.m. Beijing time on November 6, 2012, to consider certain proposals in connection with the proposed merger of HiSoft and VanceInfo Technologies Inc.

Based on current market and operating conditions and current book orders, the Company expects:

For the third quarter of 2012:

•                      Net revenues to be at least US$77 million.

•                      Non-GAAP diluted net income per ADS1 to be between US$0.31 and US$0.32, excluding merger related costs.

For the full year of 2012:

•                      Net revenues to be at least US$297 million.

•                      Non-GAAP diluted net income per ADS2 to be between US$1.20 and US$1.23, excluding merger related costs.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.  These estimates also do not include any expected or potential impact from any currently proposed or future merger or acquisition.

Investors should be aware that the above estimates are preliminary, unaudited and subject to further adjustments as a result of the Company’s normal period-end closing procedures to be completed prior to the Company’s upcoming earnings announcement with respect to its financial results for the quarter ended September 30, 2012.  Further details will be provided in the Company’s upcoming third quarter 2012 earnings announcement which is currently scheduled for Thursday, November 15, 2012.

1 Each American depositary share (“ADS”) represents 19 common shares.

2 Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition and acquisition expenses.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition and acquisition expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business and acquisition expenses. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” set forth in HiSoft’s second quarter 2012 earnings announcement dated August 10, 2012.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving HiSoft and VanceInfo Technologies Inc. (“VanceInfo”) will be submitted to the respective shareholders of HiSoft and VanceInfo for their consideration.  In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  HiSoft and VanceInfo may also plan to file other documents with the SEC regarding the proposed transaction.  The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of HiSoft and VanceInfo on or about October 5, 2012.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

For investor and media inquiries please contact:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com